Mail Stop 4561

December 8, 2008

Randall A. Baker, President
Western Lucrative Enterprises, Inc.
9400 Samel Drive
Morongo Valley, CA 92256

      Re: **Western Lucrative Enterprises, Inc**.
                Registration Statement on Form S-1/A
                Filed November 20, 2008
                File No. 333-152950

Dear Mr. Baker:

      We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We note your response to comment 2 of our letter dated September 8, 2008. Please revise your disclosure to state that Orion, your controlling shareholder and sole selling shareholder, is also the controlling shareholder of CFO Consultants, Inc. and Matches, Inc., both of which have filed untimely reports with the Commission and have generated no or minimal revenues, and one of which is classified as a shell company, as defined in Rule 12b-2 under the Exchange Act. Further, please disclose that Orion is the controlling shareholder and sole selling shareholder of American Smooth Wave Ventures, Inc., a company with a similarly limited business plan and no or minimal revenues which currently has a registration statement pending with the Commission. Finally, please disclose that the shareholders of Orion own a substantial interest in Animal Cloning Sciences, Inc., yet another issuer with a history of untimely reports, which currently indicates that its business plan is to locate merger and/or acquisition opportunities. Disclose Orion's and/or Orion's shareholders' current ownership percentages in all of these companies.

2. We note your response to comment 3 of our letter dated September 8, 2008. In your response, you express your conclusion that you are not a blank check company. Accordingly, please include in your disclosure, if true, an affirmative statement, in a prominent location, that you have no plans or intentions to be acquired or to merge with an operating company, nor do you or any of your shareholders have plans to enter into a change in control or similar transaction, or to change the management of

the company. Finally, please tell us whether Orion, its shareholders, or Mr. Baker are or have been involved in the formation or principal ownership of any other public companies, or of any other companies seeking to go public, other than those noted in the prior comment.

Item 7. Selling Security Holders, page 17

3. In response to comment 2 of our letter dated September 8, 2008, you disclosed in the first paragraph of this section that Orion is the majority shareholder in both Matches, Inc. and CFO Consultants, Inc. In addition, please clarify whether the offerings by Matches and CFO Consultants are complete. If so, please state if the offerings are complete because all of the offered shares were sold, the minimum amount was sold, or the time that the offering was to be held open had expired. Also, please provide us with your basis for concluding that these two companies have begun implementing their business plans. The subsequently filed quarterly reports on Form 10-Q reflect minimal activities.

4. We note your response to comment 4 of our letter dated September 8, 2008, in which you disclose that some of the owners of Orion have pre-existing personal and business relationships with Mr. Baker.   Please name these owners of Orion and describe the nature and extent of these relationships.

Item 8. Plan of Distribution, page 19

5. You disclose that selling shareholders and any broker/dealers who act in connection with the sale of the shares will be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Please specifically identify Orion as an underwriter in this section, as well as on the cover page of your prospectus.

Item 11. Information with Respect to the Registrant

Business, page 21

6. In your response to comment 3 of our letter dated September 8, 2008 you state that you intend to implement your business plan as disclosed in your filing. However, your disclosure does not provide meaningful information about what it is you intend to do and how you intend to do it. See Item 101 of Regulation S-K. Please revise the business section to provide a more complete overview of the business model you plan to follow and to provide a description of what you have accomplished to date and what remains to be accomplished to develop a viable, sustainable business. Please identify your target markets and explain how you intend to market your services.

Randall A. Baker
Western Lucrative Enterprises, Inc.
December 8, 2008
Page 3

Executive Compensation, page 27

7. We note your response to comment 7 of our letter dated September 8, 2008, in which
    you state that you have revised your summary compensation table to conform to the
    format set forth in Item 402 of Regulation S-K. However, you do not appear to have
    made the appropriate changes. Please do so, or delete the table pursuant to
    Item 402(a)(5) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 29

Financial Statements, F-1

8. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.
    Please also update the disclosure regarding material changes during the interim period
    in Management's Discussion and Analysis of Financial Condition or Plan of
    Operation. See Item 303(b)(1) and (b)(2) of Regulation S-K.

9. Please place your financial statements in the body of the prospectus, rather than in
    Part II of the registration statement, where they now appear. The financial statements
    are required to be delivered to investors. See Item 11(e) of Form S-1.

        Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you
require further assistance you may contact me at (202) 551-3503. If you thereafter
require additional assistance you may contact the Assistant Director, Barbara C. Jacobs,
at (202) 551-3735.

                                                          Sincerely,

                                                          David L. Orlic
                                                          Special Counsel

cc: Via Facsimile (702) 382-1759
        Harold Gewerter, Esq.